SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                          Tender Offer Statement under
       Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                 Amendment No. 2

                          COINMACH LAUNDRY CORPORATION
                       (Name of Subject Company (Issuer))

                      CLC ACQUISITION CORPORATION (Offeror)
                          GTCR FUND VII, L.P. (Offeror)
                             GTCR-CLC, LLC (Offeror)
                            BRUCE V. RAUNER (Offeror)
                  GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.
                               STEPHEN R. KERRIGAN
                                 MITCHELL BLATT
                                 ROBERT M. DOYLE
                                MICHAEL E. STANKY
                                JAMES N. CHAPMAN
                            (Names of Filing Persons)

                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                    19259L101
                      (CUSIP Number of Class of Securities)

                                 Bruce V. Rauner
                     President - CLC Acquisition Corporation

                    6100 Sears Tower, Chicago, Illinois 60606
                                 (312) 382-2200
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                 Ronald S. Brody, Esq. Stephen L. Ritchie, Esq.
                      Mayer, Brown & Platt Kirkland & Ellis
                          1675 Broadway 200 E. Randolph
              New York, New York 10019-5820 Chicago, Illinois 60601
                          (212) 506-2500 (312) 861-2000
                            Calculation of Filing Fee

================================================================================
        Transaction Value*                      Amount of Filing Fee
--------------------------------------------------------------------------------
          $178,437,916                               $35,688
================================================================================

* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Class A and Class B Common Stock, each par value $.01 per share, of Coinmach Laundry Corporation at $14.25 per share. The number of shares used in this calculation consists of (i) 13,178,947 shares issued and outstanding as of May 25, 2000, less shares subject to a rollover agreement which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

[ ]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $35,688   Form or Registration No.:  Schedule TO/13E-3

  Filing Party:   CLC Acquisition Corporation         Date Filed:   May 26, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.


[ ]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

|X|  amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by CLC Acquisition Corporation, a Delaware corporation ("Purchaser"), with the Securities and Exchange Commission (the "SEC") on May 26, 2000 (the "Schedule TO"). The Schedule TO relates to a tender offer by Purchaser to purchase all outstanding shares of class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, of Coinmach Laundry Corporation, a Delaware corporation (the "Company"), for a purchase price of $14.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2000 and in the related Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Offer to Purchase.

This Amendment amends and supplements the Statement on Schedule 13D with respect to Coinmach Laundry Corporation filed by Golder, Thoma, Cressey, Rauner Fund IV, L.P., GTCR Fund VII, L.P., GTCR-CLC, LLC, Stephen R. Kerrigan, Mitchell Blatt, Robert M. Doyle, Michael E. Stanky and James N. Chapman with the Securities and Exchange Commission on May 26, 2000.


ITEMS 1 THROUGH 9 AND 11 THROUGH 13.

     Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The language ", representing a 78% premium" at the end of the first sentence in the answer to the fourth question on page v of the Offer to Purchase will be deleted.

2. The following will be added as a new paragraph following the third paragraph under section 1 of "SPECIAL FACTORS" on page 3 of the Offer to Purchase:

     "In 1997, the Company engaged Dillon Read & Co., Inc. to pursue a possible sale transaction. In conjunction with a subcommittee of the Company's Board of Directors, over 15 potential financial and strategic buyers were contacted to solicit proposals to acquire the Company. Only one potential bidder, an affiliate of Apollo Management, L.P., submitted an acquisition proposal, which was at a price per share below the trading price of the Common Stock at that time. Although the Company and its advisors continued to have discussions with Apollo and other potential bidders for several months after the Apollo proposal, the Company did not receive any other proposals or a higher bid from Apollo."

3. The following will be added as a new ninth paragraph under section 1 of "SPECIAL FACTORS" on page 4 of the Offer to Purchase:

     "At a meeting of the Special Committee on January 13, 2000, Lazard Freres reported that the potential bidder which submitted the November 24 letter indicated that its interest level would not be high without the participation of Mr. Kerrigan and, in any event, would only be interested at or marginally above a price of $13 per share. Because of these and other uncertainties the Special Committee did not pursue discussions with this party."

4. The title of Section 3 of "SPECIAL FACTORS" on page 8 of the Offer to Purchase is amended to read "Position of Management Group, Purchaser and Their Affiliates Regarding Fairness of the Offer and the Merger" and the first and second sentences of each of the first paragraph and the last paragraph of that section are amended to replace references to the Purchaser and the Management Group with the following: "The Management Group, Purchaser, GTCR Fund IV, GTCR Fund VII, GTCR-CLC, LLC and Bruce V. Rauner" in four places.

5.  The  following language  is added to the end of the  first  paragraph  under
Section 5 of "SPECIAL FACTORS" on page 14 of the Offer to Purchase:

     "Each filing person (other than GTCR Fund IV) will be an equity owner of the vehicle that will own Purchaser and therefore they will all share ratably in the prospects of the surviving entity after the Offer and Merger. Therefore, each filing person's purpose for engaging in the transaction is to own a portion of the surviving entity and to obtain the benefits of its future prospects as a private company. In addition, GTCR Fund IV's purpose is to recognize a liquidity event by obtaining cash for its shares in the Offer. The determination to proceed with the Offer and the Merger at this time would, in the view of each of the filing persons, afford the Company's stockholders an opportunity to dispose of their shares at a premium over market prices. Purchaser and GTCR Fund VII also had an investment opportunity for the fund's assets at this time and, given their knowledge of the Company along with the expertise and knowledge of the other filing persons, all of the filing persons determined that the acquisition would provide them with additional flexibility in the management of their capital and provide a better opportunity to increase the value of the Company, which they believe is not currently represented in its stock price. In addition, causing the Company to be privately held would reduce the periodic reports required to be filed with the SEC, would reduce management's commitment of resources with respect to procedural and compliance requirements of a public company and would reduce costs associated with the Company's obligations and reporting requirements under the securities laws."

6. The following language is added to the fourth paragraph under Section 5 of "SPECIAL FACTORS" on page 14 of the Offer to Purchase:

     "The benefits of the transaction to each of the filing persons consists of each person having an ownership stake in the surviving entity and its right to be entitled to all of the benefits resulting from such ownership, including each person's ownership percentage of all income generated by the surviving entity and any increase in such entity's value. In addition, GTCR Fund IV's benefit is the ability to obtain cash for its stock at a premium over the market price. The detriments would be that they would have to suffer their ownership percentage of losses of the Company and any decrease in the Company's value. GTCR Fund VII will be investing almost $190 million in the Company and a detriment to it would be a loss of such investment. In addition, the Management Group is not tendering approximately 655,000 shares and exchanging them for equity in Purchaser. Therefore, the Management Group is foregoing over $9.3 million currently in order to maintain an equity stake in the surviving company, which investment will be at risk. The specific ownership percentages of each of the filing persons in the surviving entity are set forth below."

7. The following language is added directly after the first sentence of the fourth paragraph under Section 5 of "SPECIAL FACTORS" on page 14 of the Offer to
Purchase:

     "According to the Company's Form 10-K for the year ended March 31, 2000, the Company's net book value was approximately $32.3 million and its net loss was approximately $16 million. As part of the Offer and Merger, the surviving entity will be issuing additional debt, and it is estimated that the net book value after the Merger will be approximately $19.6 million. Therefore, to the best of our knowledge at this time concerning the ownership interests of the Company through

     Purchaser following completion of the tender offer and the Merger, GTCR Fund VII's interest in the Company's net book value and net earnings will increase from 0% to approximately 78%, which would consist of an increase in net book value interest from $0 to $15.3 million and in net loss from $0 to $12.5 million. Messrs. Kerrigan, Doyle, Stanky and Chapman's interests in the Company's net book value and net earnings will each remain almost equal at approximately 2.5%, 0.6%, 0.2% and 0.1%, respectively, which would consist of a decrease in net book value interest from approximately $800,000, $185,000, $58,000 and $23,000, respectively, to approximately
     $488,000,  $112,000,  $44,000  and  $20,000,  respectively,  and  the  same interest in net losses. Mitchell Blatt's interest in the Company's net book value and net losses will increase from approximately 2.3% to 2.8%, which would consist of a decrease in net book value interest from approximately $733,000 to approximately $553,000 and an increase in net loss interest from approximately $370,000 to approximately $450,000. GTCR Fund IV's interest in the Company's net book value and net losses will decrease from approximately 23% to 0%, which would consist of a decrease in net book value interest from approximately $7.4 million to $0 and in net loss interest from approximately $3.7 million to $0.

8. The following language will be added to the end of the second sentence of the first paragraph under section 2 of "THE TENDER OFFER" on page 31: "only if Purchaser extends or amends the Offer."

9. The sixth paragraph under section 6 of "THE TENDER OFFER" on page 37 will be deleted.


ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

         (d)(1) Amendment to Rollover Agreement dated as of May 25, 2000 by and among Purchaser, Stephen R. Kerrigan, Mitchell Blatt, Robert M. Doyle, Michael Stanky and James N. Chapman.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2000


SCHEDULE TO/13E-3                       CLC ACQUISITION CORPORATION

                                        By:  \x\ Vincent J. Hemmer
                                           -------------------------------------
                                        Name:    Vincent J. Hemmer
                                        Title:   Vice President


                                        COINMACH LAUNDRY CORPORATION

                                        By:  \x\ Mitchell Blatt
                                           -------------------------------------
                                        Name:    Mitchell Blatt
                                        Title:   President


                                        GTCR FUND VII, L.P.

                                        By:  GTCR Partners VII, L.P., its
                                             General Partner

                                        By:  GTCR Golder, Rauner, L.L.C.,
                                             its General Partner

                                        By:  \x\ Bruce V. Rauner
                                           -------------------------------------
                                        Name:  Bruce V. Rauner
                                        Title: Principal


                                        GTCR-CLC, LLC

                                        By:  Golder, Thoma, Cressey, Rauner Fund
                                             IV, L.P., its Managing Member

                                        By:  GTCR IV, L.P., its General Partner

                                        By:  Golder, Thoma, Cressey, Rauner,
                                             Inc., its General Partner

                                        By:  \x\ Bruce V. Rauner
                                           -------------------------------------
                                        Name:  Bruce V. Rauner
                                        Title:    Principal

                                              \x\ Bruce V. Rauner
                                              ----------------------------------
                                                  Bruce V. Rauner

SCHEDULE 13E-3/13D                      GOLDER, THOMA, CRESSEY, RAUNER
                                        FUND IV, L.P.

                                        By:  GTCR IV, L.P., its General Partner

                                        By:  Golder, Thoma, Cressey, Rauner,
                                             Inc., its General Partner

                                        By:  \x\ Bruce V. Rauner
                                            -----------------------------------
                                            Name:  Bruce V. Rauner
                                            Title:    Principal

                                             \x\ Stephen R. Kerrigan
                                            ------------------------------------
                                             Stephen R. Kerrigan

                                             \x\ Mitchell Blatt
                                            -----------------------------------
                                              Mitchell Blatt

                                             \x\ Robert M. Doyle
                                            ------------------------------------
                                             Robert M. Doyle

                                             \x\ Michael E. Stanky
                                            ------------------------------------
                                              Michael E. Stanky

                                             \x\ James N. Chapman
                                            ------------------------------------
                                              James N. Chapman

                                 EXHIBIT (d)(1)


                         AMENDMENT TO ROLLOVER AGREEMENT

     AMENDMENT TO ROLLOVER AGREEMENT, dated as of May 25, 2000, by and among CLC Acquisition Corporation, a Delaware corporation ("Purchaser"), and the other parties signatories hereto (each a "Stockholder").

     WHEREAS, Purchaser, Stephen R. Kerrigan, Mitchell Blatt, Robert M. Doyle and Michael Stanky (collectively, the "Parties to the Agreement") have entered into a Rollover Agreement dated as of May 12, 2000 (the "Agreement");

     WHEREAS, the Parties to the Agreement wish to amend the Agreement in order to add James N. Chapman as a party thereto; and

     WHEREAS, Section 6.2 of the Agreement provides that the Parties to the Agreement may amend the Agreement by written agreement executed by all of the Parties to the Agreement.

     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. Terms not specifically defined herein shall have the meanings set forth in the Agreement.

     2.  The signature page of the Agreement is hereby  amended to include James
N. Chapman.

     3. Annex A of the Agreement is hereby amended by inserting the following at the end thereof:

        "James N. Chapman       10,561        126,244         8,561"

     4. This Amendment to Rollover Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     5. This Amendment to Rollover Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law principles thereof.

     IN WITNESS WHEREOF, this Amendment to Rollover Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                                   CLC ACQUISITION CORPORATION



                                   By:_____________________________________
                                      Name: Bruce V. Rauner
                                      Title: President


                                       ____________________________________
                                       Stephen R. Kerrigan


                                       ____________________________________
                                       Mitchell Blatt


                                       ____________________________________
                                       Robert M. Doyle

                                       ____________________________________
                                       Michael E. Stanky


                                       __________________________________
                                       James N.  Chapman


                                      -2-